

Mail Stop 3720

August 27, 2009

**Via U.S. Mail and Fax**
Mr. Stephen P. Gibson
Chief Financial Officer
Allbritton Communications Co.
1000 Wilson Boulevard, Suite 2700
Arlington, VA 22209

> **RE:** **Allbritton Communications Company**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Filed December 22, 2008 and**
> **Forms 10-Q for the quarters ended December 31, 2008,**
> **March 31, 2009 and June 30, 2009**
> **Filed February 17, 2009, May 14, 2009, and**
> **August 13, 2009, respectively**
> **File No. 333-02302**

Dear Mr. Gibson:

We have reviewed your supplemental response letter dated August 10, 2009 as well as your filings and have the following comments.  As noted in our comment letter dated March 20, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Segment Disclosures

1.  In your August 10, 2009 correspondence you indicate that you have modified the monthly reporting package provided to your CODM to remove the disaggregated financial results of the seven ABC network-affiliated television stations, NewsChannel 8, and Politico (the nine "**business units**").  While this information has been historically provided to the CODM, you have determined that he "does not regularly review disaggregated operating results or use disaggregated operating results as the basis for his decision-making."  As a result of the modification, you have changed your determination of operating segments under paragraph 10 of SFAS 131 so that only one component of Allbritton Communications Company ("**Allbritton**") meets the definition under paragraph 10.  Despite the modification and the information provided in your

correspondence, it remains unclear how your determination of CODM and
operating segments complies with SFAS 131.  Accordingly, please address the
below comments:

A.  Please describe for us the budgeting process for your business units,
    including the types and levels of approval outside of the business unit.

B.  Please provide us an analysis of your 2009 expense reduction initiatives,
    as identified in your most recent Form 10-Q.  As part of your analysis,
    quantify the number of employees terminated by business unit, quantify
    the dollar amount of employee terminations per business unit, the amount
    of pay reductions per business unit (e.g., across the board % pay
    reduction), and the amount of any other expense reductions per business
    unit.  In addition, explain to us how the expense reduction initiatives were
    allocated to each business unit and identify the people who determined
    and approved the allocation. If the expense reduction initiatives had a
    disproportionate impact on any of your business units, please explain why
    and tell us how this occurred.

C.  Please describe for us the process a business unit would follow as part of a
    request to increase its budget for capital expenditures or staff, explain the
    related approval process, and identify the person or persons responsible
    for approval.

D.  On page 6 of your June 11, 2009 response you state that "the CFO reviews
    all financial data, including operating profit by segment, to assess the
    financial performance of each operating segment against its own budget
    and historical trends."  It is not clear how the CFO follows up his
    assessment of each business unit.  Please describe for us the reason for the
    CFO's assessment, and describe the process the CFO would follow if
    there are any unusual or unexpected results regarding one or more
    business units.  Clarify whether the CFO would communicate the unusual
    or unexpected results to the CODM.  In this regard, clarify whether
    unusual or unexpected results would be communicated to the CODM by
    anyone.

E.  Please describe for us the frequency the CFO and CODM communicate,
    and describe for us any information that the CFO provides orally to the
    CODM relating to his assessment of the financial performance of each
    business unit.

F.  You state in your response that each business unit has a General Manager
    that reports to the CODM.  Please describe for us the frequency of

communication between General Managers and the CODM, the primary reasons for their communication, and the information that is communicated to the CODM by the General Manager. In this regard, tell us whether they discuss "operating activities, financial results, or plans" for the individual business units, as contemplated by paragraph 14 of SFAS 131.

G. Please tell us whether you have historically provided the disaggregated financial information to your Board of Directors.

H. Please provide us an Allbritton executive officer and senior management organization chart.

\*　\*　\*　\*

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director